Exhibit 99.2

To:	RCN Employees

From:	Pete Aquino President & CEO

Date:	April 15, 2009

Subject:	Stock Option Exchange Program
During the last several months, I have held a series of employee and Board meetings to discuss our current employee incentive programs, and specifically, the impact of the recession on our stock price as it relates to our stock option grants over the years. The purpose of this memo is to describe what I and our Board members have decided to do about it.
First of all, I want to express my gratitude to all of you for focusing on your jobs day in and out. Your dedication to making RCN successful is the lifeblood of our company. Even during these difficult economic times, your work ethic and resiliency never ceases to amaze me, as our financial and operating results continue to show improvement.
As a result, I am pleased to announce a stock option exchange proposal that we are putting forth to our shareholders for their approval at the next annual meeting on June 2, 2009. The plan provides for a one-time opportunity to exchange your existing stock options for a new stock option grant. The exchange process will result in a new grant with fewer shares, but with a strike price more closely related to the current price levels. The new grants will have a three year vesting schedule similar to all new grants.
The drop in U.S. stock prices has been very difficult for both our employees, and obviously our shareholders. Being sensitive to shareholder losses during this recession, I have decided not to participate in the exchange program.
We believe that our proposed exchange program will result in both an improved incentive program for our employees, and a reduction in new shares required to fund future stock incentive programs at RCN (since the exchange ratio between old and new options frees up shares).
Along with the Board of Directors of RCN, it is our intention to continue to look for ways to make RCN a great place to work. I think that you will agree that this is good example of the Board’s commitment to do its part for the employees that make RCN successful.
More information regarding the proposed option exchange program can be found in RCN’s preliminary proxy statement filed with the Securities and Exchange Commission today. In addition, we have posted a Q&A document on both the ROC and RCN’s website (under Investor Relations) to provide answers to your questions regarding the exchange program.
Due to legal requirements, executives, managers and human resources staff cannot respond to your individual questions regarding this program and they cannot advise you as to whether or not you should participate if the program is approved. You should refer to documents listed above for information regarding the program.